Mail Stop 3561

January 28, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Michael Rapino, Chief Executive Officer
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re: Live Nation, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 001-32601**

Dear Mr. Rapino:

We have reviewed your filings and your response letter dated December 11, 2008 and have the following additional comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Loss (gain) on sale of operating assets, page 55
Consolidated and Combined Statements of Operations, page 85

1. We note from the discussion in MD&A and from your consolidated statements of operations for 2007 and 2006 that the Company recognized a significant level of gains from the sale of operating assets during these periods. Please tell us the nature and significant terms of the transactions that resulted in the significant levels of gains on disposals of assets during 2007 and 2006. Also, please revise the notes to your financial statements to include all of the disclosures outlined in paragraph 47 of SFAS No.144 with respect to any long-lived assets sold during the periods presented in your financial statements. Furthermore, please explain why the results of operations for the entities or assets disposed of have not been reflected as discontinued operations in your financial statements pursuant to the guidance in paragraphs 41 through 44 of SFAS No.144. We may have further comment upon receipt of your response.

Financial Statements, page 83
Notes to Consolidated and Combined Financial Statements, page 88
Note 2 - Long-Lived Assets, page 95
Goodwill, page 97

2. We note your response to our prior comment number 6 but continue to believe that additional disclosures should be provided in the notes to your financial statements with respect to the reallocation of goodwill that resulted from the reorganization of the Company's operating segments during 2007. As requested in our prior comment, please revise Note 2 to explain in further detail the nature of the fair value approach that was used to reallocate goodwill to your revised operating segments. Furthermore, please revise the reconciliation of goodwill included in the notes to your financial statements to show how the goodwill allocated to your various segments was reallocated as a result of this process. The disclosures provided in Note 2 should be presented in a level of detail consistent with your response to our prior comment number 6. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No.142.

3. We refer to footnote (2) of your response to our prior comment 7. The response indicates that included in the amount of adjustments aggregating $(19,861) during the year ended December 31, 2006 is an adjustment related to second component goodwill under SFAS 109. Please tell us the amount of this specific adjustment as well as the remaining balance of the adjustments for the year with a

corresponding explanation for each individually material amount. We may have further comment upon receipt of your response.

4. Refer to footnote (5) of your response to our prior comment 7. We note that in connection with the sale of seven small-sized music venues in the United Kingdom, the Company allocated $7.4 million to goodwill for the recording of the disposal and reversal of restructuring reserves. Please tell us and explain in the notes to your financial statements how you determined the $7.4 million goodwill amount allocated to the disposition of these venues.

Note 3 - Business Acquisitions, page 99

5. Based on your response to our prior comment number 8, in which you indicate that the aggregate pre-tax income for the entities acquired during 2007 was $10.1 million for their most recent full fiscal year, we believe that your 2007 acquisitions were material in the aggregate in relation to your results of operations for the period. Accordingly, please revise the notes to your financial statements to include the disclosures required by paragraph 54 of SFAS No.141 with respect to your 2007 acquisition transactions.

6. In addition, please tell us the amount of pre tax income for each individual acquisition named in your response, given that the aggregate pretax income of the acquired entities appears significant with regard to average pretax income of $24.3 million.

7. We note your response to our prior comment number 10 in which you indicate that you do not believe the disclosures outlined in paragraphs 51 through 54 of SFAS No.141 are required for your 2006 acquisition of House of Blues because the disclosures are required only in the period in which a material business acquisition is completed. As comparative balance sheets for 2007 and 2006 are presented in your financial statements, we continue to believe these disclosures are required since this acquisition occurred in 2006. Please revise future filings to include these required disclosures.

Note 5. Investments, page 101

8. We note from the Company's response to our prior comment number 12 that the omission of the financial statements for Broadway in Chicago, L.L.C. for 2005 in

the Company's 2007 Annual Report on Form 10-K/A was due to an oversight.
We also note from the Company's response that the 2005 financial statements for
this entity were properly included in the Company's 2006 Annual Report on Form
10-K/A pursuant to Rule 3-09 of Regulation S-X. However, as we are unable to
issue a waiver of a financial statement required pursuant to Rule 3-09 of
Regulation S-X, please amend your Annual Report on Form 10-K for 2007 to
include the required financial statements for Broadway in Chicago, L.L.C. for
2005.

Please note that if you wish to obtain a waiver of this financial statement
requirement, please submit a request for waiver of this financial statement
requirement to Division of Corporation Finance's Office of the Chief Accountant.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008
Note 5. Investments

9. Please tell us and explain in future filings why you have not disclosed
    summarized income statement information for your investment in Delirium
    Concert for the three months ended September 30, 2008.

Management's Discussion and Analysis of Financial Conditionand Results of Operations,
page 20
Executive Overview, page 20
International Music, page 20

10. We refer to the third bullet point in which you disclose that a 51% interest was
    acquired in Moi.Je Prod SAS. Please tell us the cost of this acquisition, how you
    accounted for the acquisition and confirm that this entity is consolidated in your
    financial statements. If this entity is not being consolidated in your financial
    statements, please explain why. Also, in future filings, please include disclosure
    of all such acquisitions in the notes to your financial statements.

Ratio of Earnings to Fixed Charges

11. We note the disclosure in the paragraph following the table of your historical
    ratios of earnings to fixed charges indicating that the ratios presented in the table
    have not been restated to remove the impact of discontinued operations. As Item
    503(d) of Regulation S-K provides that the calculation of this ratio should be
    made on the basis of the Company's pre-tax income from continuing operations,
    please revise the computations of your ratios of earnings to fixed charges for the

various periods presented to give effect to operations that have been reclassified to discontinued operations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief